UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13D-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 9)

Aurinia Pharmaceuticals Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

05156V102

(CUSIP Number)

ILJIN SNT Co., Ltd.

(Dohwa-dong), 45 Maop-daero, Mapo-gu

Seoul, Korea 121-716

Attention: Young Hwa Kim

+82-2-707-9137

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 22, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) (voluntary) ILJIN SNT Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization South Korea
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,662,468 *
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,662,468 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,662,468 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.5%**
14.	Type of Reporting Person (See Instructions) CO

* Consists of: (i) 4,995,802 Common Shares held by ILJIN SNT and (ii) 666,666 Common Shares issuable to ILJIN SNT upon the exercise of presently-exercisable warrants.

** Based on (i) 126,568,000 shares outstanding as of November 5, 2020, as reported in the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on November 10, 2020, plus (ii) 666,666 Common Shares underlying presently-exercisable warrants held by ILJIN SNT, which are treated as issued and outstanding only for the purpose of computing the percentage ownership of ILJIN SNT.

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) (voluntary) ILJIN Semiconductor Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization South Korea
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 988,887
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 988,887
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 988,887
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.8%*
14.	Type of Reporting Person (See Instructions) CO

* Based on 126,568,000 shares outstanding as of November 5, 2020, as reported in the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on November 10, 2020.

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) (voluntary) ILJIN Steel Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization South Korea
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,621,271
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,621,271
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,621,271
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3%*
14.	Type of Reporting Person (See Instructions) CO

* Based on 126,568,000 shares outstanding as of November 5, 2020, as reported in the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on November 10, 2020.

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) (voluntary) ILJIN C&S Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization South Korea
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,662,468 *
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,662,468 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,662,468 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.5% **
14.	Type of Reporting Person (See Instructions) CO

*Consists of: (i) 4,995,802 Common Shares held by ILJIN SNT and (ii) 666,666 Common Shares issuable to ILJIN SNT upon the exercise of presently-exercisable warrants.

** Based on 126,568,000 shares outstanding as of November 5, 2020, as reported in the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on November 10, 2020, plus (ii) 666,666 Common Shares underlying presently-exercisable warrants held by ILJIN SNT, which are treated as issued and outstanding only for the purpose of computing the percentage ownership of ILJIN SNT.

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) (voluntary) Sae Kyoung Huh
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization South Korea
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 988,887*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 988,887*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 988,887*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.8%**
14.	Type of Reporting Person (See Instructions) IN

 * Represents Common Shares held by ILJIN SM.

** Based on 126,568,000 shares outstanding as of November 5, 2020, as reported in the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on November 10, 2020.

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) (voluntary) Chin Kyu Huh
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization South Korea
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,248,375
	8.	Shared Voting Power 7,283,739 *
	9.	Sole Dispositive Power 3,248,375
	10.	Shared Dispositive Power 7,283,739 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,532,114 **
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.3% ***
14.	Type of Reporting Person (See Instructions) IN

*Consists of: (i) 4,995,802 Common Shares held by ILJIN SNT, (ii) 666,666 Common Shares issuable to ILJIN SNT upon the exercise of presently-exercisable warrants and (iii) 1,621,271 Common Shares held by ILJIN Steel.

** Consists of: (i) 3,248,375 Common Shares held by Mr. Huh, (ii) 4,995,802 Common Shares held by ILJIN SNT, (iii) 666,666 Common Shares issuable to ILJIN SNT upon the exercise of presently-exercisable warrants and (iv) 1,621,271 Common Shares held by ILJIN Steel.

*** Based on (i) 126,568,000 shares outstanding as of November 5, 2020, as reported in the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on November 10, 2020, plus (ii) 666,666 Common Shares underlying presently-exercisable warrants held by ILJIN SNT, which are treated as issued and outstanding only for the purpose of computing the percentage ownership of ILJIN SNT.

CUSIP No. 05156V102

AMENDMENT NO. 9 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Shares on April 8, 2019, Amendment No. 1 thereto filed on June 4, 2019, Amendment No. 2 thereto filed on November 13, 2019, Amendment No. 3 thereto filed on December 6, 2019, Amendment No. 4 thereto filed on December 9, 2019, Amendment No. 5 thereto filed on December 10, 2019, Amendment No. 6 thereto filed on December 18, 2019, Amendment No. 7 thereto filed on July 23, 2020 and Amendment No. 8 thereto filed on October 9, 2020 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

The following item of the Schedule 13D is hereby amended as follows:

Item 5. Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated to read as follows:

(a)-(b) The information requested by these paragraphs is incorporated herein by reference to the cover pages to this Amendment No. 9 to Schedule 13D.

(c) On December 10, 2020 Iljin SNT sold 535 Common Shares in an open market broker transaction pursuant to Rule 144 at a price of $15.00 per share.

On December 11, 2020 Iljin SNT sold 20,362 Common Shares in open market broker transactions pursuant to Rule 144 at a weighted average price of $15.03 per share. Such shares were sold in multiple transactions at prices ranging from $15.00 to $15.07. Iljin SNT undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within each such range.

On December 14, 2020 Iljin SNT sold 201,408 Common Shares in open market broker transactions pursuant to Rule 144 at a weighted average price of $15.26 per share. Such shares were sold in multiple transactions at prices ranging from $15.00 to $15.53. Iljin SNT undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within each such range.

On December 15, 2020 Iljin SNT sold 100,000 Common Shares in open market broker transactions pursuant to Rule 144 at a weighted average price of $15.06 per share. Such shares were sold in multiple transactions at prices ranging from $15.00 to $15.15. Iljin SNT undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within each such range.

On December 16, 2020 Iljin SNT sold 150,000 Common Shares in open market broker transactions pursuant to Rule 144 at a weighted average price of $15.23 per share. Such shares were sold in multiple transactions at prices ranging from $15.10 to $15.64. Iljin SNT undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within each such range.

CUSIP No. 05156V102

On December 18, 2020 Iljin SNT purchased 100,000 Common Shares in an open market broker transaction at a price of $12.99 per share.

On December 24, 2020 Iljin SNT sold 45,000 Common Shares in open market broker transactions pursuant to Rule 144 at a weighted average price of $14.21 per share. Such shares were sold in multiple transactions at prices ranging from $14.20 to $14.23. Iljin SNT undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within each such range.

On January 7, 2021 Iljin SNT purchased 58,344 Common Shares in an open market broker transaction at a price of $13.00 per share.

On January 12, 2021 Chin Kyu Huh sold 50,013 Common Shares in an open market broker transaction at a price of $14.49 per share.

On January 13, 2021 Chin Kyu Huh sold 9,520 Common Shares in an open market broker transaction at a price of $14.50 per share.

On January 14, 2021 Iljin SNT sold 100,000 Common Shares in open market broker transactions pursuant to Rule 144 at a weighted average price of $14.56 per share. Such shares were sold in multiple transactions at prices ranging from $14.40 to $14.67. Iljin SNT undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within each such range.

On January 15, 2021 Iljin SNT sold 12,968 Common Shares in open market broker transactions pursuant to Rule 144 at a weighted average price of $14.56 per share. Such shares were sold in multiple transactions at prices ranging from $14.50 to $14.65. Iljin SNT undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within each such range.

On January 20, 2021 Iljin SNT sold 350,000 Common Shares in open market broker transactions pursuant to Rule 144 at a weighted average price of $14.63 per share. Such shares were sold in multiple transactions at prices ranging from $14.50 to $14.88. Iljin SNT undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within each such range.

On January 21, 2021 Iljin SNT sold 150,000 Common Shares in open market broker transactions pursuant to Rule 144 at a weighted average price of $15.12 per share. Such shares were sold in multiple transactions at prices ranging from $15.00 to $15.22. Iljin SNT undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within each such range.

On January 22, 2021 Chin Kyu Huh sold 44,010 Common Shares in an open market broker transaction at a price of $15.23 per share.

CUSIP No. 05156V102

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2021	ILJIN SNT CO., LTD.

	By:	/s/ Young Hwa Kim
		Name:	Young Hwa Kim
		Title:	Authorized Signatory

ILJIN SEMICONDUCTOR CO., LTD.

	By:	/s/ Young Hwa Kim
		Name:	Young Hwa Kim
		Title:	Authorized Signatory

ILJIN STEEL CO., LTD.

	By:	/s/ Young Hwa Kim
		Name:	Young Hwa Kim
		Title:	Authorized Signatory

ILJIN C&S CO. LTD.

	By:	/s/ Young Hwa Kim
		Name:	Young Hwa Kim
		Title:	Authorized Signatory

/s/ Chin Kyu Huh
Chin Kyu Huh

/s/ Sae Kyoung Huh
Sae Kyoung Huh